CUSIP No.261570105                    13G                      Page 1 of 5 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                              The Dress Barn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.05
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              CUSIP NO. 261570105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            as of December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.261570105                    13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elliot S. Jaffe
     ###-##-####
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           7,657,332
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         7,657,332
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,657,332
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     26.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     HC
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.261570105                    13G                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1.

Item 1(a).  Name of Issuer:

            The Dress Barn, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            30 Dunnigan Drive
            Suffern, New York 10901
________________________________________________________________________________
Item 2.

Item 2(a).  Name of Person Filing:

            Elliot S. Jaffe

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            30 Dunnigan Drive
            Suffern, New York 10901

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.05 per share.

Item 2(e).  CUSIP Number:

            261570105

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


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CUSIP No.261570105                    13G                      Page 4 of 5 Pages



     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

________________________________________________________________________________
Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a).  Amount Beneficially Owned as of December 31, 2002:
           7,657,332 (1)

     (b).  Percent of Class as of December 31, 2002:
           26.3%(1)

     (c). Number of shares at to which such person has as of December 31, 2002:

           (i)  Sole power to vote or to direct the vote:
                7,657,332 (1)

           (ii) Shared power to vote or to direct the vote:
                0

           (iii)Sole power to dispose or to direct the disposition of:
                7,657,332 (1)

           (iv) Shared power to dispose or to direct the disposition of:
                0


     (1) Includes  346,672  shares (1.2%) owned  directly by Elliot S. Jaffe and
7,310,660 shares (25.1%) owned by The Jaffe FLP Voting Trust, a Connecticut limited partnership (the "Partnership"). Elliot S. Jaffe has sole power to vote and dispose of the shares owned by the Partnership.

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


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CUSIP No.261570105                    13G                      Page 5 of 5 Pages


________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         The Partnership owns 7,310,660 shares (25.1%) of common stock of The Dress Barn, Inc. (See Item 4). The partnership agreement of the Partnership provides that all income, gains and distributions of the Partnership (which could include dividends and the proceeds from the sale of such shares) must be allocated among the partners of the Partnership pro rata in accordance with their ownership interests in the Partnership.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.

         Not Applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         Not Applicable

________________________________________________________________________________
Item 10. Certifications.

         Not Applicable


________________________________________________________________________________
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       January 27, 2003
                                                       Date

                                                       /S/ Elliot S. Jaffe
                                                       Elliot S. Jaffe